SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 33-18099-NY

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Quest Patent Research Corporation
Address of principal executive office city, state and zip code	411 Theodore Fremd Ave., Suite 206S Rye, NY 10580-1411

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Because of the lack of resources, the compilation, dissemination and review of the information required to be presented in the Form 10-K for the year ended December 31, 2020, the Company requires additional time to gather information necessary to complete the audit of the financial statements. The Company intends to file the Form 10-K for the year ended December 31, 2020 no later than 15 days after its original filing date.

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Part IV

Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Jon C. Scahill, Chief Executive Officer	(888)	743-7577
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because of the lack of personnel and resources, the Company requires additional time for the compilation, dissemination and review of the information required to be presented in the Form 10-K for the year ended December 31, 2020. The Company has only one full-time employee – its chief executive officer, and does not have any accounting employees. The Company intends to file the Form 10-K for the year ended December 31, 2020 no later than 15 days after its original filing date.

On February 22, 2021, the Company entered into agreements relating to a financing facility and entered into a restructure agreement with respect to notes in the principal amount of $4,672,810 which had become due on September 30, 2020 and remained unpaid, which affected the financial statements for the year ended December 31, 2020.

Based on preliminary financial information, for the year ended December 31, 2020, the Company expects to report revenues of approximately $5,500,000 and a net loss of approximately $1,300,000, or $(0.00) per share (basic and diluted), as compared with revenues of approximately $4,100,000 and a net loss of approximately $1,300,000, or $(0.00) per share (basic and diluted). All of the Company’s revenue for the year ended December 31, 2020 was generated during the first three quarters, and no revenue was generated during the quarter ended December 31, 2020.

The financial results presented above for the year ended December 31, 2020 reflect preliminary estimates of the Company’s results of operations and as of the date of the filing of the Form 12b-25. These estimates are subject to change upon the completion of the reporting process and review of the Company’s financial statements, and actual results may vary significantly from these estimates.

Cautionary Note on Forward-Looking Statements

This notification contains or may contain, among other things, certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to the Company’s plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects,” “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans” or similar expressions. These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties, including those detailed in the Company’s filings with the Securities and Exchange Commission. Actual results may differ significantly from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). The Company does not intend to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

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Quest Patent Research Corporation

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2021	By:	/s/ Jon C. Scahill
Jon C. Scahill, Chief Executive Officer

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